UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  August 2021

GRANITE REAL ESTATE INVESTMENT TRUST
(Commission File Number:  001-35771)
(Name of registrant)

GRANITE REIT INC.
(Commission File Number:  001-35772)
(Name of registrant)

77 King Street West, Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2021	GRANITE REAL ESTATE INVESTMENT TRUST
	By:	/s/Teresa Neto
		Name:	Teresa Neto
		Title:	Chief Financial Officer

Date: August 24, 2021	GRANITE REIT INC.
	By:	/s/Teresa Neto
		Name:	Teresa Neto
		Title:	Chief Financial Officer

FORM 6-K EXHIBIT INDEX

Exhibit No.

99.1	Granite REIT Announces C$330.7 Million in Acquisitions and a New Build-to-Suit Lease at its Houston Development